Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	62250-0007
Date	June 21, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attention: Mr. James Lopez, Legal Branch Chief

Dear Sirs/Mesdames:

Re:	Silvermex Resources Inc.
Registration Statement on Form 40-FR12G
Filed April 2, 2012
Response dated May 23, 2012
File No. 000-50116

     We are counsel for and write on behalf of Silvermex Resources Inc. (the “Company”) in response to the Staff’s letter of June 7, 2012 (the “Comment Letter”) signed by Mr. James Lopez on behalf of Mr. John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”).

     We expect to be in a position to furnish to the Commission no later than 5:30 p.m. (EDT) on Friday, June 29, 2012, by way of EDGAR correspondence: (a) the Company’s response to the Comment Letter; (b) a revised draft of the Company’s amended Management’s Discussion and Analysis for the fiscal year ended December 31, 2011; (c) a revised draft of the Company’s amended Annual Information Form for the year ended December 31, 2011; (d) a draft of the Company’s restated audited annual financial statements for the years ended December 31, 2011 and 2010; and (e) a copy of the agreement between Compania Minera Pena de Bernal, S.A. De C.V. and the Company’s subsidiary, La Guitarra Compania Minera, S.A. De C.V., dated October 1, 2007.

McMillan LLP | Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 | t 604.689.9111 | f 604.685.7084 Lawyers | Patent & Trade-mark Agents | Avocats | Agents de brevets et de marques de commerce Vancouver | Calgary | Toronto | Ottawa | Montréal | Hong Kong | mcmillan.ca

June 21, 2012

     On behalf of the Company, we thank the Commission for its continued attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono